SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2017 or

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File No. 001-38103

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

(Full title of the plan)

Janus Henderson Group plc

201 Bishopsgate

EC2M 3AE

United Kingdom

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Janus 401(k) and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2017 and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/PricewaterhouseCoopers LLP
Denver, Colorado
June 29, 2018

We have served as the Plan’s auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Trustee, Participants, and Advisory Committee of

Janus 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) as of December 31, 2016. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

June 29, 2017

Denver, Colorado

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2017	2016

Cash and investments:
Cash	$3,474	$8,142
Other receivables	47,681	—
Participant-directed investments	295,160,662	228,794,598
Nonparticipant-directed investments — Janus Henderson Group plc common stock	20,649,426	15,755,347
Total cash and investments	315,861,243	244,558,087

Notes receivable from participants	2,062,828	2,213,672

Net assets available for benefits	$317,924,071	$246,771,759

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31, 2017

Additions to net assets attributed to:
Net appreciation in fair value of participant-directed investments	$29,406,397
Net appreciation in fair value of nonparticipant-directed investments — Janus Henderson Group plc common stock	5,644,455
Dividends and interest	13,579,635
Net investment income	48,630,487

Interest income on notes receivable from participants	93,578

Assets converted/transferred to Plan (Note 1)	18,677,295

Contributions:
Participant	13,031,130
Sponsor	8,861,564
Participant rollovers	1,269,061
Total contributions	23,161,755

Deductions from net assets attributed to:
Plan expenses	(143,285)
Benefits paid to participants	(19,267,518)
Total deductions	(19,410,803)

Net increase in net assets	71,152,312

Net assets available for benefits:
Beginning of year	246,771,759

End of year	$317,924,071

The accompanying notes are an integral part of these financial statements.

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2017 AND 2016,

AND FOR THE YEAR ENDED DECEMBER 31, 2017

1.                      DESCRIPTION OF THE PLAN

Janus 401(k) and Employee Stock Ownership Plan (the “Plan”) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On May 30, 2017, Janus Capital Group, Inc. (“Janus”) and Henderson Group plc (“Henderson”) completed a merger (the “Merger”). Under the terms of the agreement, the businesses of Janus and Henderson were combined under Henderson, which was renamed Janus Henderson Group plc (“Janus Henderson”). Upon closing of the Merger, holders of Janus common stock received 0.47190 fully paid and non assessable Janus Henderson ordinary shares with a par value of $1.50 per share for each share of Janus common stock held, plus cash in lieu of any fractional shares based on prevailing market prices. Effective immediately prior to the closing of the Merger, Henderson implemented a share consolidation of ordinary shares at a ratio of one ordinary share (or CDI, as applicable) for every 10 ordinary shares (or CDIs, as applicable) outstanding.

U.S. employees of legacy Henderson became eligible to participate in the Plan effective July 1, 2017. Certain legacy Henderson registered mutual funds were offered by the Plan to participants effective July 14, 2017. Further, the legacy Henderson 401(k) plan merged into the Plan effective December 31, 2017. $18,677,295 in assets were transferred into the Plan in conjunction with the merger of the Henderson 401(k) plan.

The following brief description of the Plan is for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Eligibility — Substantially all U.S. based employees of Janus Henderson (the “Company” or “Sponsor”) and affiliated employers who have adopted this Plan are eligible to participate in the Plan beginning on their date of employment.

Contributions — The Plan consists of a Roth 401(k) and a 401(k) component. Participants may contribute up to 75% of their annual compensation, as defined in the Plan, subject to certain limitations as set forth by the IRS. Beginning October 1, 2016, participants may also contribute up to 25% of their annual compensation in after-tax contributions. Participants direct the investment of their contributions into various registered mutual funds offered by the Plan. Participants may also direct their investments through a trustee sponsored brokerage account, which offers more than 1,400 mutual funds.

The Sponsor contributes to the 401(k) portion of the Plan a matching contribution equal to 100% of each participant’s eligible contribution up to 5% of the participant’s compensation. Employees that work at least 1,000 hours during the year and remain employed on the last day of the Plan year are also eligible for an annual discretionary contribution to the Plan. The Sponsor contributions to the profit sharing portion are invested based on the direction of the participant. Contributions to the Employee Stock Ownership Plan (“ESOP”) are invested directly in Janus Henderson common stock. After three years of service, employees may transfer 100% of their ESOP balance and any future contributions to participant-directed investments. Contributions are subject to certain limitations.

Beginning in October 2016 participants could reinvest dividends earned on Janus Henderson common stock to purchase additional shares of Janus Henderson common stock.

A participant who is age 50 or older may make catch-up deferral contributions of $6,000 in 2017.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

On June 5, 2017, in recognition of the Merger, the Sponsor contributed special awards of $1,000 each to Plan participants. The awards represented 33,524 shares of the Company at an aggregate value of $1,069,193.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Sponsor’s contributions and may also include an allocation of Plan earnings and participant forfeitures. Plan losses, withdrawal fees and administrative expenses may be charged to participant’s accounts. Allocations are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting — Participants are always 100% vested in their own contributions. Vesting in discretionary employer contributions, discretionary ESOP stock bonus contributions, and, for participants in the Plan on or after January 1, 2014, in employer matching contributions are based on years of service with Janus Henderson or a subsidiary of Janus Henderson. Participants earn one year of service for each calendar year that they work at least 1,000 hours and the vesting percentage for the majority of participants is calculated as follows:

Cumulative
Percentage
Years of Service	Vested

After 1	20%
2	40%
3	60%
4	80%
5	100%

A participant becomes 100% vested in all contributions if employed when the participant reaches normal retirement date (age 65), loses his or her job due to job elimination (as defined by this Plan), or leaves employment due to disability (as defined by this Plan) or death, even if the participant has not yet completed five years of service.

Distribution of Benefits — Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for early distribution at age 59 1/2 in specific circumstances.

Distributions after termination of employment are made in a lump-sum payment in an amount equal to the value of the participant’s vested interest in his or her account. Terminated participants with an account balance of $1,000 or less are paid a lump-sum distribution without the request or approval of the participant. Balances exceeding $1,000 are paid upon the distribution date elected by the participant, but no later than April 1 of the calendar year following the calendar year in which the age of 70 1/2 is attained.

Distributions may also be made in the event of the financial hardship of the participant, as defined in the Plan.

Notes Receivable from Participants — Participants may only have one loan outstanding at any given time, and may borrow an aggregate amount of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest is paid ratably through payroll deductions.

Trustee and Recordkeeper — Fidelity Management Trust Company (“Fidelity”) holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

Administration of the Plan — The Sponsor has appointed an Advisory Committee to serve as fiduciary with the authority and responsibility to administer the Plan.

Plan Termination — Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination or partial termination, participants will become 100% vested.

Forfeitures — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Nonvested profit sharing, ESOP and employer matching contributions amounts forfeited by employees are first applied against Plan administration expenses. Any forfeiture amounts remaining after Plan expenses have been paid will be applied against any employer contribution obligation. Should the forfeiture amounts exceed Plan expenses and the Sponsor’s contribution obligations, the excess amount will be allocated to the other participants as a part of and in the same manner as the Sponsor’s contributions for the Plan year in which the forfeitures occurred. During 2017, forfeited amounts applied against Plan expenses totaled $140,373. There were no forfeited amounts applied against employer contributions for the year ended December 31, 2017. As of December 31, 2017 and 2016, forfeited nonvested accounts totaled $15,826 and $526, respectively.

2.                      SIGNIFICANT ACCOUNTING POLICES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for various investment options as set forth in the Plan documents. Investment securities are exposed to various risks such as interest rate, market, concentration and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits. Approximately 6% and 6% of net assets available for benefits as of December 31, 2017 and 2016, respectively, were invested in Janus Henderson common stock, representing the ESOP portion of the Plan.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Plan expenses include loan, distribution and administration fees paid to Fidelity. Nonvested profit sharing and ESOP amounts forfeited by employees are used to pay administration fees. Loan and distribution fees are charged against individual participant accounts. The Plan Sponsor may at its sole discretion, but is not obligated to, pay Plan expenses. Unless paid by the Plan Sponsor, such costs and expenses are charged against Plan assets at the participant account level and deducted by the trustee. Administrative fees paid to Fidelity may be reduced to the extent Plan assets are invested in certain Fidelity and non Fidelity investment products. Plan expenses were reduced by $87,115 in 2017 as a result of such investment.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants who have elected to withdraw from the Plan, but have not yet been paid, as of December 31, 2017 and 2016.

Contributions — Contributions are recognized in the year to which they relate.

Income Tax Status — The IRS has determined and informed the Company by a letter dated October 14, 2014, that the Plan was designed in accordance with the applicable regulations of the IRC requirements. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan was last amended on December 28, 2017 for an administrative matter. The amendment was not impactful to the Plan’s tax-exempt status.

Subsequent Events — Subsequent events were evaluated through the date the financial statements were available to be issued.

3.                      FAIR VALUE MEASUREMENTS

Measurements of fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2017 and 2016.

	Fair value measurements
	as of December 31, 2017, using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Mutual funds	$279,634,476	$—	$—	$279,634,476
Common stock	20,649,426	—	—	20,649,426
Money market funds	11,120,677	—	—	11,120,677
Participant-directed brokerage accounts	4,405,509	—	—	4,405,509
Total	$315,810,088	$—	$—	$315,810,088

	Fair value measurements
	as of December 31, 2016, using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Mutual funds	$214,362,907	$—	$—	$214,362,907
Common stock	15,755,347	—	—	15,755,347
Money market funds	11,605,209	—	—	11,605,209
Participant-directed brokerage accounts	2,826,482	—	—	2,826,482
Total	$244,549,945	$—	$—	$244,549,945

There were no transfers in or out of Levels 1, 2, or 3 for the year ended December 31, 2017.

4.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the year ended December 31, 2017, are as follows:

Janus Henderson Group plc common stock—at December 31, 2016	$15,755,347

Changes in net assets:
Sponsor contributions	1,069,196
Net appreciation in fair value of investments	5,644,455
Dividends reinvested	598,619
Benefits paid to participants	(1,226,926)
Forfeitures	(21,957)
Transfers to participant-directed investments	(1,169,308)

Net change	4,894,079

Janus Henderson Group plc common stock—at December 31, 2017	$20,649,426

During the year ended December 31, 2017, the participant-directed portion of the dividends reinvested amount noted above was $598,619.

5.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Janus Henderson and mutual funds and brokerage accounts managed by Fidelity. Janus Henderson is the sponsoring employer of the Plan and Fidelity is the trustee and, therefore, these transactions qualify as exempt party-in-interest transactions.

In addition to mutual funds managed by Janus Henderson, the Plan also holds Janus Henderson common stock. As of December 31, 2017, the Plan held 539,678 shares of Janus Henderson common stock with a cost basis of $13,277,923. As of December 31, 2016, the Plan held 1,187,206 shares of Janus common stock with a cost basis of $13,126,437. During the year ended December 31, 2017, the Plan recorded dividend income attributable to Janus Henderson common stock of $598,619. See Note 1 for additional information regarding the Merger and share exchange.

Certain employees of Janus Henderson perform certain administrative work and financial reporting for the Plan and are not compensated by the Plan.

* * * * * *

SUPPLEMENTAL SCHEDULE

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

EIN 43-1804048, PLAN NO. 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

Identity of issue, borrower, lesor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)

Fidelity Extended Market Index Fund (1)	76,110	Mutual Fund	$4,722,626
Janus Henderson Adaptive Global Allocation Fund (1)	97,979	Mutual Fund	1,040,534
Janus Henderson Asia Equity Fund (1)	48,761	Mutual Fund	587,086
Janus Henderson Balanced Fund (1)	291,360	Mutual Fund	9,588,674
Janus Henderson Contrarian Fund (1)	391,749	Mutual Fund	7,388,391
Janus Henderson Diversified Alternatives Fund (1)	159,829	Mutual Fund	1,627,059
Janus Henderson Dividend & Income Builder Fund (1)	42,435	Mutual Fund	580,080
Janus Henderson Emerging Markets Fund (1)	173,933	Mutual Fund	1,881,956
Janus Henderson Emerging Markets Managed Volatility Fund (1)	106,746	Mutual Fund	1,266,004
Janus Henderson Enterprise Fund (1)	82,754	Mutual Fund	9,813,800
Janus Henderson European Focus Fund (1)	8,939	Mutual Fund	308,479
Janus Henderson Flexible Bond Fund (1)	629,266	Mutual Fund	6,512,906
Janus Henderson Forty Fund (1)	486,965	Mutual Fund	15,914,002
Janus Henderson Global Allocation Fund - Conservative (1)	25,682	Mutual Fund	326,164
Janus Henderson Global Allocation Fund - Growth (1)	140,641	Mutual Fund	2,016,799
Janus Henderson Global Allocation Fund - Moderate (1)	59,814	Mutual Fund	787,755
Janus Henderson Global Bond Fund (1)	114,354	Mutual Fund	1,103,518
Janus Henderson Global Equity Income Fund (1)	148,464	Mutual Fund	1,186,225
Janus Henderson Global Income Managed Volatility Fund (1)	287,196	Mutual Fund	3,920,224
Janus Henderson Global Life Science Fund (1)	157,940	Mutual Fund	8,658,270
Janus Henderson Global Research Fund (1)	228,544	Mutual Fund	9,320,904
Janus Henderson Global Select Fund (1)	243,933	Mutual Fund	4,110,270
Janus Henderson Global Technology Fund (1)	191,762	Mutual Fund	5,892,852
Janus Henderson Global Unconstrained Bond Fund (1)	254,788	Mutual Fund	2,440,868
Janus Henderson Global Value Fund (1)	180,675	Mutual Fund	2,690,247
Janus Henderson Growth and Income Fund (1)	122,633	Mutual Fund	6,753,395
Janus Henderson High-Yield Fund (1)	430,606	Mutual Fund	3,642,930
Janus Henderson International Managed Volatility Fund (1)	322,709	Mutual Fund	2,985,062
Janus Henderson International Opportunities Fund (1)	8,091	Mutual Fund	242,816
Janus Henderson International Small Cap Value Fund (1)	15,323	Mutual Fund	200,424
Janus Henderson International Value Fund (1)	118,324	Mutual Fund	1,373,746

			(continued)

JANUS 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

EIN 43-1804048, PLAN NO. 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2017

Identity of issue, borrower, lesor, or similar party	Shares	Description of investment, including maturity date, rate of interest, collateral, par or maturity date	Current value (2)

Janus Henderson Large Cap Value Fund (1)	183,505	Mutual Fund	2,838,818
Janus Henderson Mid Cap Value Fund (1)	380,277	Mutual Fund	6,377,253
Janus Henderson Multi-Sector Income Fund (1)	198,412	Mutual Fund	1,950,385
Janus Henderson Overseas Fund (1)	248,606	Mutual Fund	8,087,141
Janus Henderson Real Return Fund (1)	27,762	Mutual Fund	260,965
Janus Henderson Research Fund (1)	370,934	Mutual Fund	17,170,530
Janus Henderson Select Value Fund (1)	111,320	Mutual Fund	1,565,158
Janus Henderson Short-Term Bond Fund (1)	1,303,842	Mutual Fund	3,924,565
Janus Henderson Small Cap Value Fund (1)	286,550	Mutual Fund	6,582,063
Janus Henderson Strategic Income Fund (1)	50,657	Mutual Fund	481,244
Janus Henderson Triton Fund (1)	302,400	Mutual Fund	8,760,527
Janus Henderson U.S. Growth Opportunities Fund (1)	20	Mutual Fund	259
Janus Henderson U.S. Managed Volatility Fund (1)	1,161,599	Mutual Fund	12,707,889
Janus Henderson Value Plus Income Fund (1)	85,588	Mutual Fund	997,953
Janus Henderson Venture Fund (1)	75,640	Mutual Fund	5,898,408
Vanguard 500 Index Fund	74,666	Mutual Fund	18,429,168
Vanguard Balanced Index Fund	1,417,838	Mutual Fund	49,227,347
Vanguard Emerging Markets Stock Index Fund	57,514	Mutual Fund	2,195,896
Vangaurd Short-Term Corporate Bond Index Fund	82,932	Mutual Fund	1,791,331
Vanguard Inflation-Protected Securities Fund	21,832	Mutual Fund	558,901
Vanguard Total Bond Market Index Fund	454,391	Mutual Fund	4,884,705
Vanguard Total International Stock Index Fund	198,555	Mutual Fund	6,059,904
Fidelity Brokeragelink External Funds (1),(3)	106,678	Fidelity Brokeragelink Mutual Fund	1,804,219
Fidelity Brokeragelink Fidelity Funds (1),(3)	33,363	Fidelity Brokeragelink Mutual Fund	1,168,879
Fidelity Brokeragelink Interest-bearing cash (1),(3)	1,432,411	Fidelity Brokeragelink Interest-bearing cash	1,432,411
Janus Henderson Group plc common stock (1),(4)	539,678	Common stock	20,649,426
Fidelity Government Money Market Fund (1)	5,521,338	Money Market Fund	5,521,338
Janus Henderson Government Money Market Fund (1)	5,599,339	Money Market Fund	5,599,339
Notes receivable from participants (1),(5)	4.25%—9.25%	Participant loans	2,062,828

Total investments and notes receivable from participants			$317,872,916

(1) Indicates a party-in-interest (Note 5).

(2) Cost information is not required for participant directed investments and is therefore not included.

(3) Fidelity Brokeragelink mutual funds and interest-bearing cash are participant-directed brokerage accounts.

(4) The cost basis of the Janus Henderson Group plc common stock is $13,277,923.

(5) With various maturity dates ranging from 2018 to 2032.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus 401(k) and Employee Stock Ownership Plan

Date: June 29, 2018	By:	/s/ Karlene Lacy
Name: Karlene Lacy
Title: SVP, Global Taxation, Share Schemes and Payroll

INDEX TO EXHIBITS

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP.
23.2	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP.